EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three and six months ended June 30, 2018 and 2017, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Earnings:
Income before taxes	$62,050	$55,072	$113,973	$111,502
Fixed charges	78,817	78,810	157,260	153,550
Total earnings	$140,867	$133,882	$271,233	$265,052
Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$78,804	$78,797	$157,232	$153,525
Estimate of the interest component of rental expense	13	13	28	25
Total fixed charges	$78,817	$78,810	$157,260	$153,550
Ratio of earnings to fixed charges	1.79	1.70	1.72	1.73